UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 001-39684

CI Financial Corp.

(Translation of registrant’s name into English)

2 Queen Street East

Twentieth Floor

Toronto, Ontario, Canada M5C 3G7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1, 99.2, 99.3 and 99.4 to this Form 6-K of CI Financial Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form 40-F (File No. 001-39684) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Code of Business Conduct and Ethics dated November 10, 2020.
99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020.
99.3	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020.
99.4	Material Change Report dated November 13, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)

Date:	November 16, 2020	By:	/s/ Edward Kelterborn
			Name:	Edward Kelterborn
			Title:	Chief Legal Officer

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